Exhibit 21.1

SUBSIDIARIES OF TILRAY, INC.

Name of entity	Place of incorporation
Natura Naturals Inc.	Canada
Tilray, Inc.	Delaware, United States
Manitoba Harvest USA LLC	Delaware, United States
Tilray Canada, Ltd.	Canada
Dorada Ventures, Ltd.	Canada
Smith & Sinclair Ltd.	United Kingdom
FHF Holdings Ltd.	Canada
High Park Farms Ltd.	Canada
Tilray Deutschland GmbH	Germany
Pardal Holdings, Lda.	Portugal
Tilray Portugal Unipessoal, Lda.	Portugal
Tilray Australia New Zealand Pty. Ltd.	Australia
Tilray Ventures Ltd.	Ireland
Manitoba Harvest Japan K.K.	Japan
High Park Holdings, Ltd.	Canada
Fresh Hemp Foods Ltd.	Canada
Natura Naturals Holdings Inc.	Canada
National Cannabinoid Clinics Pty Ltd.	Australia
Tilray Latin America SpA	Chile
Tilray Portugal II, Lda.	Portugal
High Park Gardens Inc.	Canada
High Park Shops Inc.	Canada
Privateer Evolution, LLC	Delaware, United States